UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



Public Utility Holding Company Act of 1935
File No. 70-9073
Report For Period: April 1, 2001 to June 30, 2001


In the Matter of:
CENTRAL AND SOUTH WEST CORPORATION AND
CENTRAL POWER AND LIGHT COMPANY, et al.


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL), a subsidiary of Central and South West Corporation (CSW), pursuant to an order issued by the Securities and Exchange Commission dated October 21, 1998 (HCAR 35-26931). The Better Choice Home Mortgage Program ("Better Choices Program") is a mortgage incentive program designed to promote efficient energy use and environmental conservation. The matter requires that CPL file quarterly reports providing the following information with respect to the Better Choices Program provided to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU), (collectively, "Operating Companies")and American Electric Power Service Corporation, (AEPSC):
1) a balance sheet as of the relevant quarterly reporting date, 2) income statement for the preceding twelve months, and 3) the name of each Company providing the marketing services authorized by this order, the total number of Home Certifications made during the relevant period. This report covers the period from April 1, 2001 through June 30, 2001.

The requested information for the reporting period April 1, 2001 through June 30, 2001, is as follows:


1) Copies of the Operating Companies and AEPSC balance sheet for the reporting period ended June 30, 2001 are attached as
           Exhibit 1.


2) Copies of the Operating Companies and AEPSC income statement for the twelve months ended June 30, 2001 are attached as
           Exhibit 2.


3) A) The name(s) of each company providing the marketing services authorized by this order during the period ended June 30,
           2001 are:   NONE

           B)  The total number of Home Certifications made during the period
         ended June 30, 2001 are:   NONE

                                S I G N A T U R E
                                -----------------


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 29th day of August 2001.

                                               Central Power and
                                                Light Company, et al.

                                                 /s/    Armando Pena
                                                        Armando Pena
                                                        Treasurer

                                INDEX TO EXHIBITS






Exhibit
Number                                      Exhibit


1 Balance sheet for the reporting period ended June 30, 2001, as required for:
        a)Central Power and Light (CPL)
        b)Public Service Company of Oklahoma (PSO)
        c)Southwestern Electric Power Company (SWEPCO)
        d)West Texas Utilities Company (WTU)
        e)American Electric Power Service Corporation (AEPSC)

2 Income statement for the twelve months ended June 30, 2001, as required for:
        a) Central Power and Light (CPL)
        b) Public Service Company of Oklahoma (PSO)
        c) Southwestern Electric Power Company (SWEPCO)
        d) West Texas Utilities Company (WTU)
        e) American Electric Power Service Corporation (AEPSC)



Central Power and Light Company                                                                 Exhibit 1 (a)
Consolidated Balance Sheet                                                                       Page 1 of 2

                                                                                                As of June 30,
                                                                                                     2001
                                                                                                 (thousands)
ASSETS
Electric Utility Plant
    Production                                                                                           $3,163,111
    Transmission                                                                                            604,057
    Distribution                                                                                          1,250,224
    General                                                                                                 240,386
    Construction work in progress                                                                           195,948

    Nuclear fuel                                                                                            240,151
                                                                                           -------------------------
                                                                                                          5,693,877

  Less - accumulated depreciation                                                                         2,361,780
                                                                                          -------------------------

                                                                                                          3,332,097


Other Property and Investments                                                                               46,229
                                                                                          -------------------------

Long-Term Energy Trading Contracts                                                                           32,199
                                                                                          -------------------------


Current Assets
    Cash and cash equivalents                                                                                 5,755
    Accounts receivable:
        General                                                                                              36,978
        Affiliated Companies                                                                                 12,818
    Fuel inventory, at LIFO costs                                                                            39,511
    Materials and supplies, at average cost                                                                  54,127
    Under-recovered fuel costs                                                                               93,341
    Energy Trading Contracts                                                                                112,483
    Prepayments and other                                                                                     6,151
                                                                                          -------------------------

                                                                                                            361,164

    Regulatory Assets                                                                                       178,299
                                                                                           -------------------------
    Regulatory Assets Designated for Securitization                                                         953,249
                                                                                           -------------------------
    Nuclear Decommissioning Trust Fund                                                                       95,032
                                                                                           -------------------------
    Deferred Charges                                                                                         45,115
                                                                                           -------------------------
                                                                                                         $5,043,384
                                                                                           =========================





Central Power and Light Company                                                                    Exhibit 1 (a)
Consolidated Balance Sheet                                                                          Page 2 of 2

-----------------------------------------------------------------------------------------------------------------------
                                                                                                  As of June 30,
                                                                                                       2001
                                                                                             --------------------------
                                                                                                    (thousands)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:  $25 par value
        Authorized shares:  12,000,000
        Issued and outstanding shares:  6,755,535                                                             $168,888
    Paid-in capital                                                                                            405,000
    Retained earnings                                                                                          805,619
                                                                                             --------------------------
       Total Common Stock Equity                                                                             1,379,507

    Preferred stock
                                                                                                                 5,967
    CPL-obligated,Mandatorily Redeemable Preferred securities of
        Subsidiary Trust Holding Solely Junior Subordinated
        Debentures of CPL                                                                                      136,750
    Long-term debt                                                                                             942,863
                                                                                             --------------------------
       Total Capitalization                                                                                  2,465,087
                                                                                             --------------------------
                                                                                             --------------------------

Current Liabilities
    Long-term debt due within One Year                                                                         511,700
    Advances from affiliates                                                                                   223,512
    Accounts payable                                                                                           115,732
    Payables to  affiliates                                                                                     26,657
    Taxes accrued                                                                                              128,983
    Interest accrued                                                                                            24,221
    Energy Trading Contracts                                                                                   111,536
    Other                                                                                                       46,778
                                                                                             --------------------------
                                                                                                             1,189,119
                                                                                             --------------------------

Deferred Income Taxes                                                                                        1,221,213
                                                                                             --------------------------

Deferred Investment Tax Credits                                                                                125,496
                                                                                             --------------------------

Long-Term Energy Trading Contracts                                                                              32,999
                                                                                             --------------------------

Deferred Credits                                                                                                 9,470
                                                                                             --------------------------

Commitments and Contingencies (Note 8)

                                                                                                            $5,043,384
                                                                                             ==========================




Public Service Company of Oklahoma                                                              Exhibit 1 (b)
Consolidated Balance Sheet                                                                       Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                                As of June 30,
                                                                                                     2001
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
Electric Utility Plant
    Production                                                                                             $914,958
    Transmission                                                                                            415,083
    Distribution                                                                                            960,152
    General                                                                                                 209,171
    Construction work in progress                                                                           157,452
                                                                                           -------------------------
                                                                                                          2,656,816
  Less - Accumulated depreciation                                                                         1,167,875
                                                                                           -------------------------
                                                                                                          1,488,941

Other Property and Investments                                                                               39,749
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           26,801
                                                                                           -------------------------

Current Assets
    Cash  and Cash Equivalents                                                                               10,906
    Accounts receivable:
        Customers                                                                                            32,105
        Affiliated Companies                                                                                 13,817
    Fuel inventory, at LIFO costs                                                                            20,078
    Materials and supplies, at average cost                                                                  31,583
    Under-recovered Fuel Costs                                                                               11,519
    Energy Trading Contracts                                                                                 93,037
    Prepayments and other                                                                                     2,816
                                                                                                   -----------------
                                                                                                            215,861
                                                                                                   -----------------

Regulatory Assets                                                                                            23,106
                                                                                                   -----------------

Deferred Charges                                                                                             22,116
                                                                                                   -----------------

                                                                                                         $1,816,574
                                                                                                   =================



Public Service Company of Oklahoma                                                                     Exhibit 1 (b)
Consolidated Balance Sheet                                                                              Page 2 of 2

---------------------------------------------------------------------------------------------------------------------------
                                                                                                       As of June 30,
                                                                                                            2001
                                                                                                  -------------------------
                                                                                                        (thousands)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $15 par value
        Authorized shares:   11,000,000 shares
        Issued 10,482,000 shares and outstanding 9,013,000 shares                                                 $157,230
    Paid-in capital
                                                                                                                   180,000
    Retained earnings                                                                                              121,823
                                                                                                  -------------------------
       Total Common Stock Equity                                                                                   459,053

    Cumulative Preferred Stock Not Subject
                                                                                                                     5,283
         To Mandatory Redeemption
    PSO-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely Junior Subordinated Debentures of PSO
                                                                                                                    75,000
    Long-term debt                                                                                                 450,975
                                                                                                  -------------------------
       Total Capitalization                                                                                        990,311
                                                                                                  -------------------------
                                                                                                  -------------------------

Current Liabilities
    Long-term debt due within One Year                                                                                   -
    Advances from affiliates                                                                                       147,447
    Accounts payable                                                                                                60,949
    Payables to affiliates                                                                                          55,104
    Customer deposits                                                                                               22,497
    Taxes accrued                                                                                                   29,665
    Interest accrued                                                                                                 7,389
    Energy Trading Contracts                                                                                        92,367
    Other                                                                                                           12,615
                                                                                                  -------------------------
                                                                                                                   428,033
                                                                                                  -------------------------

Deferred  Income Taxes                                                                                             302,746
                                                                                                  -------------------------

Deferred Investment Tax Credits                                                                                     34,888
                                                                                                  -------------------------

Regulatory Liabilities and Deferred Credits                                                                         32,342
                                                                                                  -------------------------

Long-Term Energy Trading Contracts                                                                                  28,254
                                                                                                  -------------------------


                                                                                                                $1,816,574
                                                                                                  =========================



Southwestern Electric Power Company                                                             Exhibit 1 (c)
Consolidated Balance Sheet                                                                       Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                                As of June 30,
                                                                                                     2001
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
  Electric Utility Plant
    Production                                                                                           $1,472,831
    Transmission                                                                                            531,793
    Distribution                                                                                          1,024,442
    General                                                                                                 327,976
    Construction work in progress                                                                            48,381
                                                                                           -------------------------
                                                                                                          3,405,423
  Less - Accumulated depreciation                                                                         1,500,099
                                                                                           -------------------------
                                                                                                          1,905,324

Other Property and Investments                                                                               41,443
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           32,212
                                                                                           -------------------------

Current Assets
    Cash  and Cash Equivalents                                                                                1,954
    Accounts receivable
          Customers                                                                                          50,532
          Affiliated Companies                                                                                    -
    Fuel inventory, at average costs                                                                         43,194
    Under-recovered Fuel Costs                                                                               44,916
    Materials and supplies, at average cost                                                                  30,004
    Energy Trading Contracts                                                                                112,529
    Prepayments                                                                                              18,562
                                                                                           -------------------------
                                                                                                            301,691

Regulatory Assets                                                                                            52,123
                                                                                           -------------------------

Deferred Charges                                                                                             83,774
                                                                                           -------------------------
                                                                                                         $2,416,567
                                                                                           =========================




Southwestern Electric Power Company                                                               Exhibit 1 (c)
Consolidated Balance Sheet                                                                         Page 2 of 2

----------------------------------------------------------------------------------------------------------------------
                                                                                                 As of June 30,
                                                                                                      2001
                                                                                            --------------------------
                                                                                                   (thousands)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $18 par value
        Authorized:   7,600,000 shares
        Issued and outstanding: 7,536,640 shares                                                       $      135,660
    Paid-in capital
                                                                                                              245,000
    Retained earnings                                                                                         294,422
                                                                                            --------------------------
        Total Common Stock Equity                                                                             675,082

    Preferred stock
                                                                                                                4,704

    SWEPCO-obligated, mandatorily redeemable preferred
securities of subsidiary trust holding solely Junior Subordinated
         Debentures of SWEPCO
                                                                                                              110,000
    Long-term debt                                                                                            494,876
                                                                                            --------------------------
        Total Capitalization                                                                                1,284,662
                                                                                            --------------------------

Other Noncurrent Liabilities                                                                                   32,377
                                                                                            --------------------------

Current Liabilities
    Long-term debt due within One Year                                                                        150,595
    Advances from affiliates                                                                                  136,483
    Accounts payable                                                                                           63,892
    Payables to affiliates                                                                                     34,650
    Customer deposits                                                                                          20,471
    Taxes accrued                                                                                              52,382
    Interest accrued                                                                                           13,466
    Energy Trading Contracts                                                                                  111,582
    Other                                                                                                      20,487
                                                                                            --------------------------
                                                                                                              604,008
                                                                                            --------------------------

Deferred Income Taxes                                                                                         396,364
                                                                                            --------------------------

Deferred Investment Tax Credits                                                                                50,955
                                                                                            --------------------------

Regulatory Liabilities and Deferred Credits                                                                    15,189
                                                                                            --------------------------

Long-Term Energy Trading Contracts                                                                             33,012
                                                                                            --------------------------
                                                                                                           $2,416,567
                                                                                            ==========================


West Texas Utilities Company                                                                    Exhibit 1 (d)
Balance Sheet                                                                                    Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                                As of June 30,
                                                                                                     2001
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
  Electric Utility Plant
    Production                                                                                             $437,880
    Transmission                                                                                            236,532
    Distribution                                                                                            424,258
    General                                                                                                 112,139
    Construction work in progress                                                                            35,156
                                                                                           -------------------------
                                                                                                          1,245,965
  Less - Accumulated depreciation                                                                           531,411
                                                                                           -------------------------
                                                                                                            714,554

Other Property and Investments                                                                               24,100
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           10,705
                                                                                           -------------------------

Current Assets
    Cash and Cash Equivalents                                                                                 3,982
    Accounts Receivable:
        Customers                                                                                            19,111
        Affiliated Companies                                                                                  8,271
        Allowance for Uncollectible Accounts                                                                  (299)
    Fuel inventory, at average costs                                                                         14,861
    Materials and Supplies, at average costs                                                                 11,099
    Under-recovered fuel costs                                                                               59,129
    Energy Trading Contracts                                                                                 37,398
    Prepayments and other                                                                                       811
                                                                                           -------------------------
                                                                                                            154,363
                                                                                           -------------------------

Regulatory Assets                                                                                            19,075
                                                                                           -------------------------

Deferred Charges                                                                                             10,188
                                                                                           -------------------------


                                                                                                           $932,985
                                                                                           =========================


West Texas Utilities Company                                                                    Exhibit 1 (d)
Balance Sheet                                                                                    Page 2 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                                As of June 30,
                                                                                                     2001
                                                                                           -------------------------
                                                                                                 (thousands)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $25 par value
        Authorized:  7,800,000 shares
        Issued and outstanding: 5,488,560 shares                                                           $137,214
    Paid-in capital
                                                                                                              2,236
    Retained earnings                                                                                       115,148
                                                                                           -------------------------
        Total Common Stock Equity                                                                           254,598

    Cumulative preferred stock:
                                                                                                              2,482
          Not Subject to Mandatory Redemption
    Long-term debt                                                                                          255,905
                                                                                           -------------------------
        Total Capitalization                                                                                512,985
                                                                                           -------------------------
                                                                                           -------------------------

Current Liabilities
    Advances from affiliates                                                                                 71,953
    Accounts payable                                                                                         32,073
    Payables to affiliates                                                                                   12,896
    Customer Deposits                                                                                         4,614
    Taxes accrued                                                                                            32,206
    Interest accrued                                                                                          3,119
    Energy Trading Contracts                                                                                 37,083
    Other                                                                                                     8,895
                                                                                           -------------------------
                                                                                                            202,839
                                                                                           -------------------------

Deferred Income Taxes                                                                                       152,232
                                                                                           -------------------------

Deferred Investment Tax Credits                                                                              23,416
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           10,972
                                                                                           -------------------------

Regulatory Liabilities and Deferred Credits                                                                  30,541
                                                                                           -------------------------
                                                                                           -------------------------

Commitments and Contingencies (Note 8)

                                                                                                           $932,985
                                                                                           =========================




American Electric Power Service Corp.                                                       Exhibit 1 (e)
 Balance Sheet                                                                               Page 1 of 1

----------------------------------------------------------------------------------------------------------------------
                                                                                            As of June 30,
                                                                                                 2001
                                                                                 -------------------------------------
                                                                                             (thousands)
ASSETS
Property, Plant and Equipment
    General                                                                                                  $421,860
  Less - accumulated depreciation                                                                             178,997
                                                                                 -------------------------------------
                                                                                                              242,863
                                                                                 -------------------------------------

Investments                                                                                                    95,153
                                                                                 -------------------------------------

Current Assets
    Cash                                                                                                        3,799
    Accounts receivable                                                                                       153,361
    Prepayments                                                                                                 4,030
                                                                                 -------------------------------------
                                                                                                              161,190
                                                                                 -------------------------------------

Deferred Income Taxes                                                                                          50,805
                                                                                 -------------------------------------

Regulatory Assets                                                                                               5,430
                                                                                 -------------------------------------

Deferred Charges                                                                                               10,951
                                                                                 -------------------------------------

                                                                                                             $566,392
                                                                                 -------------------------------------

CAPITALIZATION AND LIABILITIES

Capitalization
    Common stock:  $100 par value
        Authorized shares:  20,000 shares
        Issued and outstanding shares:  13,500 shares                                                          $1,350
        Paid-in captial                                                                                           100
        Accumulated Other Comprehensive Income (Loss):
          Minimum Pension Liability                                                                          (10,023)
                                                                                 -------------------------------------

       Total Common Stock Equity                                                                              (8,573)
                                                                                 -------------------------------------

       Long-Term Debt (less current maturities)                                                                57,100
                                                                                 -------------------------------------

Other Noncurrent Liabilities
       Obligations Under Capital Leases                                                                        38,782
       Accrued Pension                                                                                         21,430
       Incentive Compensation Plans                                                                           138,182
       Other                                                                                                   24,217
                                                                                 -------------------------------------
       Total Other Noncurrent Liabilities                                                                     222,611
                                                                                 =====================================

Current Liabilities
    Long-term Debt                                                                                              2,000
    Advances from affiliates                                                                                   19,112
    Obligations Under Capital Leases                                                                           22,291
    Payables to affiliates                                                                                     23,251
    Accounts payable                                                                                            8,859
    Accrued taxes                                                                                              29,519
    Accrued vacation pay                                                                                       40,738
    Accrued payroll                                                                                           101,220
    Other                                                                                                      32,360
                                                                                 -------------------------------------
                                                                                                              279,350
                                                                                 -------------------------------------

Deferred Income Tax Credits                                                                                       876
                                                                                 -------------------------------------

Deferred Amounts Due to Affiliates for Income Tax Benefits                                                      7,118
                                                                                 -------------------------------------

Deferred Credits                                                                                                7,910
                                                                                 -------------------------------------

                                                                                                             $566,392
                                                                                 =====================================



Central Power and Light Company                                                                Exhibit 2 (a)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                               Ended June 30,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)

Electric Operating Revenues                                                                              $2,268,849
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    619,697
    Purchased Power                                                                                         557,369
    Other Operating                                                                                         341,190
    Maintenance                                                                                              63,914
    Depreciation and Amortization                                                                           179,679
    Taxes Other Than Federal Income Taxes                                                                    83,752
    Federal Income Taxes                                                                                    104,014
                                                                                         ---------------------------
                                                                                                          1,949,615
                                                                                         ---------------------------

Operating Income                                                                                            319,234
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    4,971
                                                                                         ---------------------------

Income Before Interest Charges                                                                              324,205
                                                                                         ---------------------------

Interest Charges                                                                                            122,781
                                                                                         ---------------------------



Net Income                                                                                                  201,424
    Less:  Preferred stock dividends                                                                            241
   (Loss) on reacquired perferred stock                                                                           -
                                                                                         ---------------------------
Net Income for Common Stock                                                                                $201,183
                                                                                         ===========================




Public Service Company of Oklahoma                                                             Exhibit 2 (b)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                               Ended June 30,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)

Electric Operating Revenues                                                                              $1,346,441
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    513,267
    Purchased Power                                                                                         418,687
    Other Operating                                                                                         138,354
    Maintenance                                                                                              46,552
    Depreciation and Amortization                                                                            77,724
    Taxes Other Than Federal Income Taxes                                                                    34,100
    Federal Income Taxes                                                                                     26,168
                                                                                         ---------------------------
                                                                                                          1,254,852
                                                                                         ---------------------------
Operating Income                                                                                             91,589
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    8,953
                                                                                         ---------------------------

Income Before Interest Charges                                                                              100,542
                                                                                         ---------------------------


Interest Charges                                                                                             39,383
                                                                                         ---------------------------

Net Income                                                                                                   61,159
  Less:  Preferred stock dividends                                                                              212
                                                                                         ---------------------------

Net Income for Common Stock                                                                                 $60,947
                                                                                         ===========================



Southwestern Electric Power Company                                                            Exhibit 2 (c)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                               Ended June 30,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)


Electric Operating Revenues                                                                              $1,500,129
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    538,077
    Purchased Power                                                                                         384,370
    Other Operating                                                                                         160,738
    Maintenance                                                                                              75,578
    Depreciation and Amortization                                                                           111,255
    Taxes Other Than Federal Income Taxes                                                                    61,419
    Federal Income Taxes                                                                                     29,806
                                                                                         ---------------------------
                                                                                                          1,361,243
                                                                                         ---------------------------

Operating Income                                                                                            138,886
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    3,683
                                                                                         ---------------------------

Income Before Interest Charges                                                                              142,569
                                                                                         ---------------------------

Interest Charges                                                                                             58,693

Net Income                                                                                                   83,876
    Less: Preferred stock dividends
                                                                                                                230
                                                                                         ---------------------------
Net Income for Common Stock                                                                                 $83,646
                                                                                         ===========================





West Texas Utilities Company                                                                   Exhibit 2 (d)
Statement of Income                                                                             Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                               Ended June 30,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)

Electric Operating Revenues                                                                                $733,362
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    214,120
    Purchased Power                                                                                         252,412
    Other Operating                                                                                         108,134
    Maintenance                                                                                              22,942
    Depreciation and Amortization                                                                            55,939
    Taxes Other Than Federal Income Taxes                                                                    26,518
    Federal Income Taxes                                                                                      9,855
                                                                                         ---------------------------
                                                                                                            689,920
                                                                                         ---------------------------
Operating Income                                                                                             43,442
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    2,442
                                                                                         ---------------------------

Income Before Interest Charges                                                                               45,884
                                                                                         ---------------------------

Interest Charges                                                                                             23,313
                                                                                         ---------------------------

Net Income                                                                                                   22,571

    Less: Preferred stock dividends
                                                                                                                104
                                                                                         ---------------------------
Net Income for Common Stock                                                                                 $22,467
                                                                                         ===========================




American Electric Power Service Corp.                                                          Exhibit 2 (e)
Statement of Income                                                                             Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                               Ended June 30,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)

Operating Revenues:
    Affiliated Companies                                                                                 $1,433,627
    Nonaffiliated Companies                                                                                   4,489
                                                                                         ---------------------------
        Total Revenues                                                                                    1,438,116
                                                                                         ===========================

Operating Expenses and Taxes
    Operation and Maintenance                                                                             1,279,953
    Taxes other than federal income taxes                                                                    52,655
    Depreciation and amortization                                                                            22,813
                                                                                         ---------------------------
       Total Expenses                                                                                     1,355,421

Operating Income                                                                                             82,695

Other Income and (Deductions)                                                                               (5,819)
                                                                                         ---------------------------
Income Before Interest Charges and Federal Income Taxes                                                      76,876

Interest Charges                                                                                             28,045
                                                                                         ---------------------------

Income Before Federal Income Taxes                                                                           48,831

Federal Income Tax                                                                                           48,831
                                                                                         ---------------------------

Net Income for Common Stock                                                                           $          --
                                                                                         ===========================
